SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of June 2009

                                 RADVISION LTD.
                              (Name of Registrant)


               24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

This Form 6-K is being incorporated by reference into the Registrant's Form S-8 Registration Statements File Nos. 333-127013, 333-141654, 333-155442 and
333-155444.

                                 RADVision Ltd.
6-K Items

     1. Press release re Samsung and RADVISION Announce Jointly Developed Desktop Video Conferencing Solution That Will Revolutionize the High Definition Desktop Video Market dated June 15, 2009.

     2. Press release re RADVISION to Showcase New Powerful and Comprehensive High Definition Conferencing Solutions at InfoComm 09 in Orlando dated June 16, 2009.

                                                                          ITEM 1

Samsung and RADVISION Announce Jointly Developed Desktop Video Conferencing Solution That Will Revolutionize the High Definition Desktop Video Market


VC240 HD Desktop Video Device Combines the Best of Breed Technologies of the Two Companies to Offer HD desktop Video Communication at a Breakthrough Price.

Press Release
Source: RADVISION(R) Ltd.
On Monday June 15, 2009, 8:00 am EDT

TEL AVIV, Israel--(BUSINESS WIRE)--Samsung Electronics Co. (Samsung), and RADVISION(R) Ltd. (Nasdaq: RVSN - News), a leading provider of video network infrastructure and developer tools for unified visual communications over Internet Protocol (IP) networks, 3G and emerging next-generation IP Multimedia Subsystem (IMS) networks, today announced the VC240, a jointly developed high definition desktop video conferencing device that integrates advanced high definition video conferencing into a high resolution multimedia LCD monitor.

The VC240 is the result of joint design and development between the two companies and leverages each company's respective best of breed expertise. Samsung is the worldwide market leader in both LCD screen technology and supplying high quality, high value consumer and enterprise products. RADVISION is the market leader in providing highly interoperable and flexible multimedia and signaling developer solutions to the visual communications industry. The VC240 is the first product in the market to integrate all the components required for high definition desktop video conferencing into a single unit at an affordable price. It can operate as a standalone desktop HD video conferencing device as well as a 24 inch high resolution monitor.

"RADVISION was the only partner in the market who could offer Samsung the unique mix of expertise in multimedia communications and market leading software and tools to allow us to integrate high definition video communication and collaboration into our products," said Seog Gi Kim, Vice President of the Samsung Visual Display Division. "Partnering with RADVISION ensures that our products will have the highest level of interoperability with other products in the market and will provide our customers the highest level of quality possible.

The VC240 is fully interoperable with RADVISION's SCOPIA line of products and complements RADVISION's other desktop video solutions. It will offer RADVISION's latest advanced video features including SVC (Scalable Video Coding) and Forward Error Correction features ensuring the highest quality possible.

"The VC240 breaks down barriers in the desktop market by allowing users to enjoy all the benefits of the high definition video communications experience at a fraction of the cost of existing hardware desktop solutions," said Boaz Raviv, CEO of RADVISION. "With the introduction of this product Samsung and RADVISION are literally changing the playing field by enabling wide-scale deployment of HD video on the desktop. We are honored to partner with the world's leading expert in LCD technology and together we will bring the market a new level of desktop video communications."

Samsung and RADVISION will demonstrate the VC240 integrated with RADVISION's SCOPIA line of products at InfoComm, Orlando USA on June 17th to 19th in booths 3479 (RADVISION) and 4461 (Samsung).

About RADVISION

RADVISION (Nasdaq: RVSN - News) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP, 3G and IMS networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition video conferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. To gain additional insights into our products, technology and opinions, visit developer.radvision.com and blog.radvision.com. For more information about RADVISION, visit www.radvision.com.

About Samsung

Through innovative technology, distinctive designs, and a dual focus on convenience and value, SAMSUNG has remained at the forefront of the digital revolution we helped launch. We lead the global digital marketplace by continually launching new products that not only meet- but also anticipate-customers' demands.

The Digital Media & Communications Business also encompasses world-leading, premium home appliances that are stylishly designed, equipped with convenient digital features, and environmentally friendly. Our lineup includes refrigerators, air conditioners, washers, ovens, vacuum cleaners and other appliances that are indispensible in today's households.

A premium brand image has powered SAMSUNG's growth in the telecommunications category. We lead the global telecommunication industry with the widest range of mobile phones on the market today - including 3G and multimedia phones - in addition to telecommunication systems.

Our mobile phones, admired by customers around the world, enhance mobile lifestyles while meeting the diverse needs of the mobile marketplace. We've led the standardization of next-generation mobile phone technologies such as Mobile WiMAX and High-Speed Downlink Packet Access (HSDPA) to solidify our alliances with phone carriers around the world.

The business also comprises personal computers and MP3 players, creating synergies across platforms. We merge the latest mobile technology with core computing technology for the PC business, while mobile technologies - also combine with our world-leading power efficiency and design to enhance MP3 player capabilities. Our goal is to use our leadership in technological convergence to guide the industry as it takes mobility to the next level.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.


Contact:


RADVISION
Corporate:
Adi Sfadia, +1 201-689-6340
Chief Financial Officer
cfo@radvision.com
or
Media Relations:
Sean Carney/ Todd Barrish, +1 212-704-7385 Dukas Public Relations sean@dukaspr.com / todd@dukaspr.com or
Investor Relations:
Comm-Partners LLC
June Filingeri, +1 203-972-0186
junefil@optonline.net

                                                                          ITEM 2

RADVISION to Showcase New Powerful and Comprehensive High Definition Conferencing Solutions at InfoComm 09 in Orlando

SCOPIA Elite MCU, SCOPIA Desktop V7.0 and iVIEW V7.0 Deliver the High Definition Video Conferencing Experience Everywhere

Press Release

Source: RADVISION Ltd.

On Tuesday June 16, 2009, 8:00 am EDT

ORLANDO, Fla. & TEL AVIV, Israel--(BUSINESS WIRE)--RADVISION(R) Ltd. (Nasdaq:
RVSN - News), a leading provider of video network infrastructure and developer tools for unified visual communications over IP, 3G and emerging next-generation IMS networks, today announced that it will demonstrate the new SCOPIA Elite 5000 MCU Series and the comprehensive range of SCOPIA V7.0 high definition solutions from June 17th to June 19th at the InfoComm Exhibition in Orlando.

At InfoComm booth 3479, RADVISION will be demonstrating:

o        SCOPIA Desktop V7.0 with H.264 Scalable Video Coding (SVC)

o        SCOPIA Elite MCU with high definition 1080p

o        SCOPIA V7.0 high definition recording and streaming

o        iVIEW V7.0 management and visual reporting

o High definition video solutions for Cisco WebEx, IBM Lotus Sametime and Microsoft Office Communications Server.

SCOPIA Desktop V7.0, RADVISION's high definition desktop video platform, makes it easy to extend video conferences to remote users and allows them to fully participate in meetings no matter where users are: at their desk, at a customer location, or in a hotel in another part of the world. This innovative Web-based desktop conferencing solution allows users to share full voice, video and data with traditional room systems, telepresence systems, mobile devices and desktops all in one conference and can be used by anyone inside or outside the enterprise firewall. SCOPIA Desktop's H.264 Scalable Video Coding (SVC) provides users with a quality experience even in poor, error prone network conditions.

The new SCOPIA Elite MCU is RADVISION's next generation solution for high definition multiparty conferencing. SCOPIA Elite is the industry's first standards-based MCU to deliver the combination of 1080p, 720p and H.264 SVC for comprehensive HD support from telepresence to desktop applications. Utilizing the latest in DSP technology, SCOPIA Elite delivers 1080p processing, telepresence connectivity, dynamic resource allocation, and individual video layouts per participant for uncompromised high definition support.

RADVISION's unified central management application, iVIEW V7.0, intuitively manages SCOPIA infrastructure and conferencing endpoints, delivering advanced functions such as conference management, scheduling, and distributed processing to HD conferencing applications. Along with expanded management of third-party endpoints, iVIEW V7.0 includes a comprehensive reporting engine. Administrators can view simple and fast statistics to understand utilization, see trends and watch usage growth to justify their investments.

"We are extremely proud to showcase the new SCOPIA Elite platform and V7.0 solution at InfoComm," said Boaz Raviv, CEO of RADVISION. "Our investments in advancing our technology over the past year have enabled us to deliver a powerful combination of products making the experience of high definition video conferencing affordable and accessible for nearly every organization through their diverse range of applications."

About RADVISION

RADVISION (Nasdaq: RVSN - News) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP, 3G and IMS networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition video conferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. To gain additional insights into our products, technology and opinions, visit blog.radvision.com. For more information about RADVISION, visit www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

Contact:
RADVISION, Ltd.
Corporate:
Adi Sfadia, +1 201-689-6340
Chief Financial Officer
cfo@radvision.com
or
Media Relations:
Dukas Public Relations
Sean Carney/ Todd Barrish
+1 212-704-7385
sean@dukaspr.com / todd@dukaspr.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, +1 203-972-0186
junefil@optonline.net

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                RADVISION LTD.
                                    (Registrant)



                                By: /s/Rael Kolevsohn
                                    -----------------
                                    Rael Kolevsohn
                                    Corporate Vice President and General Counsel


Date: June 30, 2009